Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-00001
Lance, Inc. and Snyder’s of Hanover, Inc. Announce Merger of
Equals, Creating a Stronger National Snack Food Company
Combination creates industry leader with broad product portfolio including iconic pretzel, sandwich cracker and potato chip brands
Snyder’s-Lance, Inc. will have a national Direct Store Delivery network
The combination is not expected to materially impact Lance’s 2010 earnings, excluding special items, but will add incremental earnings per share of more than 10% when fully synergized
Lance Board authorizes a $3.75 special dividend payable to Lance shareholders of record immediately prior to the merger, contingent on the closing of the transaction
Charlotte, North Carolina and Hanover, Pennsylvania, July 22, 2010 — Lance, Inc. (NASDAQ: LNCE) (“Lance”) and Snyder’s of Hanover, Inc. (“Snyder’s”) today announced they have signed a definitive agreement to combine in a stock-for-stock merger of equals that will create a combined company to be called Snyder’s-Lance, Inc. (“Snyder’s-Lance”). The combined company will have the operating scale and balance sheet strength to provide even more value to consumers, customers and shareholders. In addition to leading iconic brands including Lance®, Snyder’s of Hanover®, Cape Cod® and Grande®, Snyder’s-Lance will have a national distribution footprint including one of the largest Direct Store Delivery (“DSD”) networks in the United States. Snyder’s-Lance will have pro forma combined net sales of approximately $1.6 billion, adjusted EBITDA of approximately $170 million, pre-synergies, and strong free cash flow for the twelve month period ended June 26, 2010. The combination is expected to generate more than $30 million in annualized synergies. The transaction is not expected to materially impact stand-alone Lance earnings in 2010, excluding special items, but will add incremental earnings per share of more than 10%, on a fully synergized basis.
The transaction brings together Snyder’s, a global leader in pretzels and a U.S. leader in specialty snacks that traces its roots to 1909, with Lance, a U.S. snack food leader in sandwich crackers, potato chips, and cookies founded in 1913. “This transaction allows us to create a stronger company in a highly competitive industry and simultaneously create value for our shareholders. Snyder’s-Lance will have a broad array of leading snack food products supported by a strong national DSD system,” said David V. Singer, President and Chief Executive Officer of Lance. “We are extremely pleased with the opportunity to combine two leading snack food companies in such a strategically compelling merger. Combining our strengths in salty, cracker and cookie snacks creates the opportunity to be a focused specialty company with the scale to compete in high volume categories,” said Carl E. Lee, Jr., President and Chief Executive Officer of Snyder’s.
“This historic transaction combines 200 years of excellence in salty snacks and baking and will create a dynamic and competitive organization able to deliver long-term value to shareholders and a superior customer service experience, while continuing to be an important contributor to the communities in which we operate,” said Michael A. Warehime, Chairman of Snyder’s. “The initiatives that we have been working on for the last few years have positioned us for this opportunity, which will create a company with nationwide distribution, a culture of customer service, and an excellent portfolio of snack food brands, products and capabilities,” added Mr. Singer. “Snyder’s national distribution, national advertising and market presence will be used to support our new broader portfolio of products,” added Mr. Lee.
The combined company will have a well-established portfolio of snack food brands that includes Snyder’s of Hanover®, Lance®, Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke ®, Stella D’oro®, Krunchers!®, Archway®, Naturals® as well as Lance Private Brands, a leader in private label cookies and crackers. Products will include pretzels, sandwich crackers, potato chips, cookies, tortilla chips and nuts.
Management Structure and Board Composition
Snyder’s-Lance will draw on an experienced and talented group of leaders from both companies. Michael A. Warehime, current Snyder’s Chairman, will serve as Chairman of the Board of the combined company, and W. J.

Prezzano, current Lance Chairman, will serve as Lead Independent Director. David V. Singer, current Lance President and Chief Executive Officer, will become Chief Executive Officer of Snyder’s-Lance. Carl E. Lee, Jr., current Snyder’s President and Chief Executive Officer, will become President and Chief Operating Officer, and Rick D. Puckett, current Lance Executive Vice President and Chief Financial Officer, will become Executive Vice President and Chief Financial Officer of the combined company.
Snyder’s-Lance will have a 16 member Board drawn primarily from the existing Boards of both companies. It will be comprised of eight Directors of the current Lance Board and seven Directors of the current Snyder’s Board. An additional independent Director will be elected by the new Board immediately after closing. The company will have corporate headquarters in Charlotte, NC and additional headquarters in Hanover, PA, where certain key leaders and functions will continue to be located.
Mr. Lee commented, “We will be driving to unlock the significant value opportunity presented to our shareholders. We believe there are opportunities to drive revenue growth in the combined company given its national DSD footprint. In addition, we believe there are significant synergies available in areas including purchasing, production, distribution and other areas.”
Mr. Puckett noted, “Snyder’s-Lance will have a strong balance sheet with a total debt to adjusted EBITDA ratio of approximately 1.6x, pre-synergies, and will generate significant free cash flow. This cash flow will be utilized to invest in opportunities to further increase value for shareholders going forward. We believe there are significant opportunities for our new company to grow organically and through acquisitions.”
Summary of the Transaction
Under the transaction terms, shareholders in Snyder’s and Lance will each own approximately 50% of the new company after the merger. Existing Lance and Snyder’s options will become options in the combined Snyder’s-Lance. Additionally, contingent on the closing of the transaction, existing Lance shareholders will receive a one-time $3.75 special cash dividend. The principal shareholders of Snyder’s have agreed to vote in favor of the merger. The Board of Directors for both companies has unanimously recommended the approval of the transactions to their shareholders.
The proposed merger, which is intended to be structured as a tax-free exchange of shares, is subject to approvals by the shareholders of the companies, regulatory approvals, as well as customary closing conditions. The merger is expected to close following shareholder meetings for both Lance and Snyder’s in the fall of 2010.
Wells Fargo Securities acted as transaction advisor to Lance and Snyder’s. BofA Merrill Lynch rendered a Fairness Opinion to the Board of Lance.
Financial Community Meeting and Conference Call
Lance has scheduled a conference call and webcast at 9:00 am eastern time on Thursday, July 22, 2010 to discuss its second quarter financial results and the merger announcement. To participate in the conference call, the dial-in number is (800) 789-3681 for U.S. callers, or (702) 696-4943 for international callers. A continuous telephone replay of the call will be available between 1:00 pm on July 22nd and midnight on July 29th. The replay number is (800) 642-1687 for U.S. callers, or (706) 645-9291 for international callers. The replay access code is 88141916. Investors may also access a web-based replay of the conference call at Lance’s web site, www.lanceinc.com. The conference call and accompanying slide presentation will be webcast live through the Investor Relations section of Lance’s website, www.lanceinc.com. In addition, the slide presentation will be available to download and print approximately 30 minutes before the webcast at Lance’s Investor Relations home page.
Cautionary Note Regarding Forward-Looking Statements
This press release includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This press release relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This press release is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO at 704-557-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.